UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 29, 2010

For immediate release
January 29, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Announcement Regarding the Establishment of a Sales Subsidiary in Vietnam
through Joint Venture Arrangement
     Makita Corporation (“Makita” Head office: Anjo, Aichi Prefecture, Japan; president Masahiko Goto) announces that Makita established in November 2009 a joint venture with Thai Seng Trading Co., Ltd (“Thai Seng Trading” Head office: Osaka City, Japan; Representative Director Fukutaro Seno, Yoshiharu Nishiguchi), which has had functioned for many years as our sales agent for Southeast Asian markets, such as Thailand and Indonesia. The newly established subsidiary plans to start operation in April 2010.
1. Reasons for the Establishment of New Subsidiary
     Presently, Thai Seng Trading acts as our sales agent in distributing Makita’s products in Vietnam. Meanwhile, following her accession to the WTO in 2007, Vietnam has undergone a shift toward market economy. In that process, the country has shown a high economic growth and is expected to see continuous growth in the years ahead. Considering these circumstances and Thai Seng Trading’s achievements in sales in Vietnam, as well as Makita’s experience of operating overseas subsidiaries and its technical information concerning products and maintenance, we have decided that the most effective means of further expanding our sales in the Vietnamese market is to establish a sales subsidiary through a joint venture arrangement with Thai Seng Trading.
     As a result, Makita currently has 46 overseas subsidiaries (including eight in Asia).
2. Outline of the New Subsidiary

(1) Company name	Cong Ty Trach Nhiem Huu Han Makita Vietnam (Makita Vietnam Company Limited)
(2) Location	Block16-6, 18L1-2 Vsip II St3, Vsip II, Ben Cat District, Binh Duong Province, Vietnam
(3) Representative	Shinichi Sakamoto
(4) Description of business	Sales and after-sale service of electric power tools, pneumatic tools, engine tools and parts in Vietnam
(5) Capital	US$5 million
(6) Ownership ratio	Makita 60%, Thai Seng Trading 40%
(7) Establishment	November 12, 2009
(8) Operating Start	April 1, 2010
(9) Number of employees	20 at the time of start-up
(Reference) Outline of Thai Seng Trading Co., Ltd

(1) Company name	Thai Seng Trading Co., Ltd
(2) Location	10-8, Obase-cho, Tennoji-ku, Osaka, Japan
(3) Representative	Fukutaro Seno, Yoshiharu Nishiguchi
(4) Description of business	Export-import business
(5) Capital	JPY 9.6 million
(6) Establishment	June 20, 1967
(7) Number of employees	80